Exhibit 12 IOS CAPITAL, INC. RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)

		Fiscal Year Ended September 30

	2001	2000	1999	1998	1997

Earnings
Income from continuing operations	$84,738	$79,416	$88,327	$63,122	$42,581
Add:
Provision for income taxes	52,428	48,446	54,910	46,194	28,984
Fixed charges	159,800	151,822	121,531	115,699	89,560

Earnings, as adjusted (A)	$296,966	$279,684	$264,768	$225,015	$161,125

Fixed charges
Other interest expense, including interest on capital leases	$159,138	$151,295	$120,917	$115,026	$88,941

Estimated interest component of rental expense	662	527	614	673	619

Total fixed charges (B)	$159,800	$151,822	$121,531	$115,699	$89,560

Ratio of earnings to fixed charges
(A) divided by (B)	1.9	1.8	2.2	1.9	1.8